UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The E.W. Scripps Company

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

811054402

(CUSIP Number)

January 22, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS The Edward W. Scripps Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 13,064,074
	6.	SHARED VOTING POWER 10,693,333
	7.	SOLE DISPOSITIVE POWER 23,757,407
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,757,407
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.2%
12.	TYPE OF REPORTING PERSON* 00

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EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G (this “Amendment”) amends and restates the Schedule 13G filed by The Edward W. Scripps Trust (the “Reporting Person” or the “Trust”) on August 30, 2011 (the “Original Schedule 13G”) relating to the Class A Common Shares, $0.01 par value (the “Class A Common Shares”), and the Common Voting Shares, $0.01 par value (the “Common Voting Shares” and, together with the Class A Common Shares, the “Common Shares”), of The E. W. Scripps Company, an Ohio corporation (the “Issuer”). This Amendment is being filed to (a) describe certain terms of the order (the “Order”) entered by the Court of Common Pleas, Probate Division, Butler County, Ohio (the “Court”) on January 22, 2013 directing the Trustees (the “Trustees”) of the Trust to vote the Common Voting Shares of the Issuer held by the Trust as instructed by a vote conducted under the Scripps Family Agreement (as defined below), and (b) update the information regarding the beneficial ownership of the Common Shares and other matters contained in the Original Schedule 13G.

Item 1(a). Name of Issuer:

The E.W. Scripps Company

Item 1(b). Address of Issuer’s Principal Executive Offices:

312 Walnut Street, Cincinnati, Ohio 45202

Item 2(a). Name of Person Filing:

The Edward W. Scripps Trust

Item 2(b). Address of Principal Business Office or, if None, Residence:

13350 Metro Parkway, Suite 301, Ft. Myers, Florida 33966-4796

Item 2(c). Citizenship:

Florida

Item 2(d). Title of Class of Securities:

Class A Common Shares

Item 2(e). CUSIP Number:

811054402

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

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Item 4.	Ownership.

(a)	Amount beneficially owned:

23,757,407 shares, including 13,064,074 Class A Common Shares and 10,693,333 Common Voting Shares which are convertible on a one-for-one basis into Class A Common Shares at any time. The Class A Common Shares are publicly traded on the New York Stock Exchange and are entitled to elect the greater of three or one-third of the board of directors of the Issuer, but are not permitted to vote on any other matters except as required by Ohio law. The Common Voting Shares are not publicly traded and are entitled to elect the balance of the Issuer’s board of directors and to vote on all matters coming before the Issuer’s shareholders.

The Trust terminated on the death of Robert P. Scripps, Jr. on October 18, 2012 and the Common Shares held by the Trust will be distributed to the residuary beneficiaries of the Trust (“Trust Beneficiaries”) pursuant to the terms of the Trust for no consideration as soon as administratively practicable. The Reporting Person expects the Common Shares to be distributed to the Trust Beneficiaries in the next few months.

(b)	Percent of class:

44.2% (Based on 43,024,744 Class A Common Shares reported as outstanding as of October 31, 2012 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, and assuming the conversion of all Common Voting Shares held by the Trust into Class A Common Shares.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 13,064,074

(ii)	Shared power to vote or to direct the vote: 10,693,333 (1)

(iii)	Sole power to dispose or to direct the disposition of: 23,757,407

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1) The beneficiaries of the Trust, and (a) certain descendants of Robert P. Scripps, (b) descendants of John P. Scripps (the “JPS Descendants”) and (c) certain trusts of which JPS Descendants are trustees and beneficiaries (collectively, the “Signatories”) entered into the Scripps Family Agreement dated October 15, 1992, as amended (the “Scripps Family Agreement”), to restrict the transfer and govern the voting of Common Voting Shares distributed to such Signatories following the termination of the Trust. Robert P. Scripps was a son of the founder of The E.W. Scripps Company. John P. Scripps was a grandson of the founder and a nephew of Robert P. Scripps.

The Trust terminated on October 18, 2012, and the Reporting Person expects the Common Shares to be distributed to the Trust Beneficiaries in the next few months.

As termination of the Trust approached, the Trustees anticipated that there could be a significant delay between such termination and the distribution of the Common Shares to the Trust Beneficiaries. Accordingly, on June 15, 2011, the Trustees filed a petition with the Court that sought, among other things, (a) to prepare for the administration of the Trust following its eventual termination, (b) to confirm

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the Trustees’ authority to continue the investment and management of the Trust’s assets during the period between Trust termination and final distribution of assets (the “Winding-up Period”), and (c) to authorize the Trustees to vote the Common Voting Shares during the Winding-up Period substantially in accordance with the procedures set forth in the Scripps Family Agreement. The petition was filed under seal in accordance with Ohio court rules and pursuant to the Court’s order, and the parties to the action are bound by a protective order issued by the Court that limits disclosure with respect to the proceedings.

The Court issued the Order on January 22, 2013 under the provisions of its prior order sealing the proceedings. With the Court’s authorization, the Trustees have advised the Issuer that the Order generally provides that during the Winding-up Period the Trustees shall vote (or enter into or decline to enter into binding agreements to vote) the Common Voting Shares held by the Trust as instructed by a vote conducted in accordance with the procedures of Section 9 of the Scripps Family Agreement. In the absence of instructions from a vote under the Scripps Family Agreement and the Order, the Trustees may vote the Common Voting Shares in the manner they determine, in their discretion, to be in the best interests of the Trust Beneficiaries, so long as the vote does not relate to a change of control transaction. If the vote relates to a change of control transaction, the Trustees will not vote the Common Voting Shares held by the Trust in the absence of such instructions. After the Common Voting Shares are distributed from the Trust, the provisions of the Scripps Family Agreement will fully govern the transfer and voting of the Common Voting Shares held by the Signatories and the terms of the Order will cease to apply.

Section 9 of the Scripps Family Agreement provides that the Issuer will call a meeting of the Signatories prior to each annual or special meeting of the shareholders of the Issuer held after termination of the Trust (each such meeting hereinafter referred to as a “Required Meeting”). At each Required Meeting, the Issuer will submit for decision by the Signatories, each matter, including election of directors, that the Issuer will submit to the holders of its Common Voting Shares at the annual meeting or special meeting with respect to which the Required Meeting has been called. Each Signatory will be entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each matter brought before the Required Meeting. Each Signatory will be bound by the decision reached by majority vote with respect to each matter brought before the Required Meeting, and at the related annual or special meeting of the shareholders of the Issuer each Signatory will vote his Common Voting Shares in accordance with decisions reached at the Required Meeting of the Signatories.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 24, 2013
(Date)

The Edward W. Scripps Trust

By:	/s/ Donald E. Meihaus
(Signature)

Donald E. Meihaus, Secretary/Treasurer
(Name/Title)